Exhibit 99.1

InMode Reports Second Quarter 2022 Financial Results; Record Quarterly Revenue of
$113.5M, Represents 30% Year-Over-Year Growth

YOKNEAM, Israel, July 28, 2022--InMode Ltd. (Nasdaq: INMD) (“InMode”), a leading global provider of innovative medical technologies, today announced its consolidated financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights:

•
Record quarterly revenues of $113.5 million, an increase of 30% compared to the second quarter of 2021: InMode’s proprietary surgical technology platforms engaged in minimally invasive and subdermal ablative treatments represented 80% of quarterly revenues, while 11% came from InMode’s hands-free platforms and 9% from InMode’s traditional laser and non-invasive RF platforms.

•	GAAP net income of $44.0 million, compared to $40.9 million in the second quarter of 2021; *non-GAAP net income of $50.4 million, compared to $43.9 million in the second quarter of 2021.
•	GAAP diluted earnings per share(1) of $0.52, compared to $0.48 in the second quarter of 2021; *non-GAAP diluted earnings per share(1) of $0.59, compared to $0.51 in the second quarter of 2021.
•	Record quarterly revenues from consumables and service of $15.0 million, an increase of 59% compared to the second quarter of 2021.
•	Total cash position of $443.6 million as of June 30, 2022, including cash and cash equivalents, marketable securities, and short-term bank deposits.

U.S. GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2022	Q2 2021
Revenues	$113,547	$87,325
Gross Margins	83%	85%
Net Income	$44,048	$40,925
Earnings per Diluted Share(1)	$0.52	$0.48
*Non-GAAP Results (U.S. dollars in thousands, except for per share data)
	Q2 2022	Q2 2021
Gross Margins	84%	86%
Net Income	$50,401	$43,873
Earnings per Diluted Share(1)	$0.59	$0.51

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP financial results exclude share-based compensation adjustments.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

Management Comments

“We are pleased to report another record-setting quarter, with growth and solid profitability across all key metrics,” said Moshe Mizrahy, Chairman and Chief Executive Officer of InMode. “The growing demand for InMode platforms in the U.S. and globally led us to increase our guidance for the full year of 2022 to an unprecedented range of $425 million to $435 million.”

Shakil Lakhani, President of InMode North America, said, “Once again, we saw a robust demand for InMode’s innovative platforms, resulting in another record revenue quarter as well as record sales from consumables and service.”

“We recently received the endorsement of Health Canada for our EmpowerRF platform designed for women’s health,” added Dr. Spero Theodorou, Chief Medical Officer. “In addition to this certification, we continue to receive positive feedback from both patients and physicians in the U.S.”

Second Quarter 2022 Financial Results

Total revenues for the second quarter of 2022 reached $113.5 million, an increase of 30% compared to the second quarter of 2021.

“We are proud to deliver record revenue in the second quarter,” said Yair Malca, Chief Financial Officer. “Despite the global supply chain constraints, InMode was able to successfully manage and control expenses while improving our margins compared to the previous quarter.”

GAAP gross margin for the second quarter of 2022 was 83%, compared to a gross margin of 85% in the second quarter of 2021. *Non-GAAP gross margin for the second quarter of 2022 was 84% and 86% for the second quarter of 2021. This decrease was primarily due to the inflationary pressure on our raw materials and increased level of consumable sales as part of the revenue mix.

GAAP operating margin for the second quarter of 2022 was 43%, compared to a gross operating margin of 48% in the second quarter of 2021. *Non-GAAP operating margin for the second quarter of 2022 was 49% compared to the operating margin of 51% in the second quarter of 2021. The decrease in GAAP operating margin is primarily attributable to change in share-based compensation expense, and the decrease in *non-GAAP operating margin is primarily attributable to change in gross margin.

InMode reported GAAP net income of $44.0 million, or $0.52 per diluted share, in the second quarter of 2022, compared to $40.9 million, or $0.48 per diluted share(1), in the second quarter of 2021. On a *non-GAAP basis, InMode reported net income of $50.4 million, or $0.59 per diluted share, in the second quarter of 2022, compared to $43.9 million, or $0.51 per diluted share(1), in the second quarter of 2021.

(1) The GAAP and non-GAAP earnings per diluted share have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares, that occurred pursuant to a resolution of our board of directors dated September. 14, 2021.

2022 Financial Outlook

Management provided an outlook for the full year of 2022, ending Dec. 31, 2022. Based on current estimates, management expects:

●	Revenues between $425 million and $435 million

●	*Non-GAAP gross margin between 83% and 85%

●	*Non-GAAP income from operations between $204 million and $209 million

●	*Non-GAAP earnings per diluted share between $2.11 and $2.16

This outlook is not a guarantee of future performance and stockholders should not rely on such forward-looking statements. See “Forward-Looking Statements” for additional information.

*Please refer to “Use of Non-GAAP Financial Measures” below for important information about non-GAAP financial measures. A reconciliation between U.S. GAAP and non-GAAP Statement of Income is provided following the financial statements that are included in this release. Non-GAAP financial results exclude share-based compensation adjustments.

Use of Non-GAAP Financial Measures

In addition to InMode’s operating results presented in accordance with GAAP, this release contains certain non-GAAP financial measures including non-GAAP net income, non-GAAP earnings per diluted share, and non-GAAP operating margin. Because these measures are used in InMode’s internal analysis of financial and operating performance, management believes they provide investors with greater transparency of its view of InMode’s economic performance. Management also believes the presentation of these measures, when analyzed in conjunction with InMode’s GAAP operating results, allows investors to more effectively evaluate and compare InMode’s performance to that of its peers, although InMode’s presentation of its non-GAAP measures may not be strictly comparable to the similarly titled measures of other companies. Schedules reconciling each of these non-GAAP financial measures are provided as a supplement to this release.

Conference Call Information

Mr. Moshe Mizrahy, Chairman and Chief Executive Officer, Dr. Michael Kreindel, Co-Founder and Chief Technology Officer, Mr. Yair Malca, Chief Financial Officer, Mr. Shakil Lakhani, President of North America, and Dr. Spero Theodorou, Chief Medical Officer, will host a conference call today, July 28, 2022, at 8:30 a.m. Eastern Time to discuss the second quarter 2022 financial results.

The Company encourages participants to pre-register for the conference call using the following link:
https://dpregister.com/sreg/10167933/f33d3a2e75

Callers will receive a unique dial-in number upon registration, which enables immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

For callers that opt out of pre-registration, please dial one of the following teleconferencing numbers. Please begin by placing your call 10 minutes before the conference call commences. If you are unable to connect using the toll-free number, please try the international dial-in number.

U.S. Toll-Free Dial-in Number: 1-833-316-0562
Israel Toll- Free Dial-in Number: 1-80-921-2373
International Dial-in Number: 1-412-317-5736
Webcast URL: https://event.choruscall.com/mediaframe/webcast.html?webcastid=CU9qrvpT

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a link on InMode's website at https://inmodemd.com/investors/events-presentations/. A replay of the conference call will be available from July 28, 2022, at 12 p.m. Eastern Time to August 11, 2022, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S TOLL-FREE: 1-877-344-7529
Replay Dial-in Canada TOLL-FREE: 855-669-9658
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 7761650

To access the replay using an international dial-in number, please select the link below:
https://services.choruscall.com/ccforms/replay.html

A replay of the conference call will also be available for 90 days on InMode's website at https://inmodemd.com/investors/.

About InMode
InMode is a leading global provider of innovative medical technologies. InMode develops, manufactures, and markets devices harnessing novel radio frequency (“RF”) technology. InMode strives to enable new emerging surgical procedures as well as improve existing treatments. InMode has leveraged its medically accepted minimally invasive RF technologies to offer a comprehensive line of products across several categories for plastic surgery, gynecology, dermatology, otolaryngology, and ophthalmology. For more information about InMode, please visit www.inmodemd.com.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or InMode’s future financial or operating performance, including the future performance described above under the heading titled “2021 Financial Outlook.” Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions that concern our expectations, strategic plans or intentions. Forward-looking statements are based on management's current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including with respect to the impact of the COVID-19 global outbreak. Consequently, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in InMode’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on February 10, 2022, as well as risk factors relating to the COVID-19 global outbreak and our future public filings. InMode undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which pertain only as of the date of this press release.

Company Contact: Yair Malca Chief Financial Officer Phone: (949) 305-0108 Email: Yair.Malca@inmodemd.com	Investor Relations Contact: Miri Segal MS-IR LLC Phone: (917) 607-8654 Email: ir@inmodemd.com

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
REVENUES	113,547	87,325	199,468	152,849
COST OF REVENUES	18,946	12,723	33,718	22,802
GROSS PROFIT	94,601	74,602	165,750	130,047
OPERATING EXPENSES:
Research and development	3,183	2,455	5,998	4,756
Sales and marketing	39,653	28,670	70,502	53,232
General and administrative	2,562	1,941	5,039	3,752
TOTAL OPERATING EXPENSES	45,398	33,066	81,539	61,740
INCOME FROM OPERATIONS	49,203	41,536	84,211	68,307
Finance income (expense), net	(918)	428	(539)	472
INCOME BEFORE TAXES	48,285	41,964	83,672	68,779
INCOME TAXES	4,237	1,039	8,649	1,108
NET INCOME	44,048	40,925	75,023	67,671
Add: Net income attributable to non-controlling interests	-	-	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	44,048	40,925	75,023	67,568

NET INCOME PER SHARE (1):
Basic	0.54	0.50	0.91	0.85
Diluted	0.52	0.48	0.88	0.79
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,216	81,700	82,590	79,894
Diluted	84,663	85,762	85,236	85,451

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	June 30, 2022	December 31, 2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	88,404	68,136
Marketable securities	299,322	294,530
Short-term bank deposits	55,913	53,248
Accounts receivable, net of allowance for doubtful accounts	21,261	20,236
Other receivables	14,548	12,938
Inventories	29,760	21,026
TOTAL CURRENT ASSETS	509,208	470,114
NON-CURRENT ASSETS:
Accounts receivable	3,685	768
Deferred income taxes, net	2,737	1,334
Operating lease right-of-use assets	5,004	4,321
Property and equipment, net	1,971	1,404
Other investments	600	600
TOTAL NON-CURRENT ASSETS	13,997	8,427
TOTAL ASSETS	523,205	478,541

Liabilities and shareholders’ equity
CURRENT LIABILITIES:
Accounts payable	11,833	8,779
Contract liabilities	18,102	13,805
Other liabilities	28,054	29,266
TOTAL CURRENT LIABILITIES	57,989	51,850
NON-CURRENT LIABILITIES:
Contract liabilities	3,385	2,751
Other liabilities	5,339	4,831
Operating lease liabilities	3,678	3,307
TOTAL NON-CURRENT LIABILITIES	12,402	10,889
TOTAL LIABILITIES	70,391	62,739

TOTAL SHAREHOLDERS’ EQUITY	452,814	415,802
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	523,205	478,541

INMODE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	44,048	40,925	75,023	67,671
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155	128	293	242
Share-based compensation expenses	6,353	2,948	9,447	5,646
Allowance for doubtful accounts	142	287	352	327
Loss on marketable securities, net	23	3	37	7
Finance expenses, net	851	404	941	809
Deferred income taxes, net	169	(101)	147	(202)
Changes in operating assets and liabilities:
Increase in accounts receivable	(8,247)	(3,506)	(4,294)	(8,075)
Decrease (increase) in other receivables	(398)	1,063	(1,593)	(317)
Increase in inventories	(4,660)	(1,694)	(8,734)	(2,411)
Increase in accounts payable	2,292	313	3,054	1,313
Increase (decrease) in other liabilities	4,105	5,832	(770)	5,037
Increase in contract liabilities	2,148	151	4,931	1,472
Net cash provided by operating activities	46,981	46,753	78,834	71,519
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(22,500)	(20,000)	(45,611)	(41,000)
Proceeds from short-term deposits	23,000	19,090	43,000	38,090
Purchase of fixed assets	(561)	(338)	(860)	(503)
Purchase of marketable securities	(17,545)	(63,482)	(38,754)	(125,727)
Proceeds from sale of marketable securities	15,232	21,180	27,159	47,982
Net cash used in investing activities	(2,374)	(43,550)	(15,066)	(81,158)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of ordinary shares	-	(11,057)	(42,637)	(11,921)
Exercise of options	204	4,711	365	14,603
Net cash provided by (used in) financing activities	204	(6,346)	(42,272)	2,682
EFFECT OF EXCHANGE RATE CHANGES ON CASH	(1,077)	14	(1,228)	(209)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	43,734	(3,129)	20,268	(7,166)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	44,670	64,901	68,136	68,938
CASH AND CASH EQUIVALENTS AT END OF PERIOD	88,404	61,772	88,404	61,772

INMODE LTD.
CONDENSED CONSOLIDATED FINANCIAL HIGHLIGHTS
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30,					Six months ended June 30,
	2022			2021		2022		2021
Revenues by Category:

Capital Equipment revenues - United States	62,960	56%	49,812	57%	107,720	54%	88,330	58%
Capital Equipment revenues - International	35,560	31%	28,034	32%	62,743	31%	47,247	31%
Total Capital Equipment revenues	98,520	87%	77,846	89%	170,463	85%	135,577	89%
Consumables and service revenues	15,027	13%	9,479	11%	29,005	15%	17,272	11%
Total Net Revenue	113,547	100%	87,325	100%	199,468	100%	152,849	100%

	Three months ended June 30,						Six months ended June 30,
	2022			2021			2022			2021
	%			%			%			%
	United States	International	Total	United States	International	Total	United States	International	Total	United States	International	Total
Revenues by Technology:
Minimal-Invasive	84	74	80	69	73	71	84	72	79	67	75	70
Hands-Free	14	5	11	29	10	22	13	6	11	31	8	23
Non-Invasive	2	21	9	2	17	7	3	22	10	2	17	7
	100	100	100	100	100	100	100	100	100	100	100	100

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Three months ended June 30, 2022			Three months ended June 30, 2021
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	113,547	-	113,547	87,325	-	87,325
COST OF REVENUES	18,946	(496)	18,450	12,723	(274)	12,449
GROSS PROFIT	94,601	496	95,097	74,602	274	74,876
OPERATING EXPENSES:
Research and development	3,183	(866)	2,317	2,455	(386)	2,069
Sales and marketing	39,653	(4,459)	35,194	28,670	(2,014)	26,656
General and administrative	2,562	(532)	2,030	1,941	(274)	1,667
TOTAL OPERATING EXPENSES	45,398	(5,857)	39,541	33,066	(2,674)	30,392
INCOME FROM OPERATIONS	49,203	6,353	55,556	41,536	2,948	44,484
Finance income (expense), net	(918)	-	(918)	428	-	428
INCOME BEFORE TAXES	48,285	6,353	54,638	41,964	2,948	44,912
INCOME TAXES	4,237	-	4,237	1,039	-	1,039
NET INCOME	44,048	6,353	50,401	40,925	2,948	43,873

NET INCOME PER SHARE (1):
Basic	0.54		0.61	0.50		0.54
Diluted	0.52		0.59	0.48		0.51
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands) (1)
Basic	82,216		82,216	81,700		81,700
Diluted	84,663		85,366	85,762		86,160

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.

INMODE LTD.
RECONCILIATION OF GAAP CONDENSED CONSOLIDATED STATEMENTS OF
 INCOME TO NON-GAAP CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. dollars in thousands, except for per share data)
(Unaudited)

	Six months ended June 30, 2022			Six months ended June 30, 2021
	GAAP	Share Based Compensation	Non-GAAP	GAAP	Share Based Compensation	Non-GAAP
REVENUES	199,468	-	199,468	152,849	-	152,849
COST OF REVENUES	33,718	(810)	32,908	22,802	(503)	22,299
GROSS PROFIT	165,750	810	166,560	130,047	503	130,550
OPERATING EXPENSES:
Research and development	5,998	(1,391)	4,607	4,756	(687)	4,069
Sales and marketing	70,502	(6,354)	64,148	53,232	(3,946)	49,286
General and administrative	5,039	(892)	4,147	3,752	(510)	3,242
TOTAL OPERATING EXPENSES	81,539	(8,637)	72,902	61,740	(5,143)	56,597
INCOME FROM OPERATIONS	84,211	9,447	93,658	68,307	5,646	73,953
Finance income (expense), net	(539)	-	(539)	472	-	472
INCOME BEFORE TAXES	83,672	9,447	93,119	68,779	5,646	74,425
INCOME TAXES	8,649	-	8,649	1,108	-	1,108
NET INCOME	75,023	9,447	84,470	67,671	5,646	73,317
Add: Net Income attributable to non-controlling interests	-	-	-	(103)	-	(103)
NET INCOME ATTRIBUTABLE TO INMODE LTD.	75,023	9,447	84,470	67,568	5,646	73,214

NET INCOME PER SHARE:
Basic	0.91		1.02	0.85		0.92
Diluted	0.88		0.98	0.79		0.85
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF NET INCOME PER SHARE (in thousands)
Basic	82,590		82,590	79,894		79,894
Diluted	85,236		85,786	85,451		85,803

(1) The number of shares have been adjusted retroactively for a 1-for-2 stock split of InMode shares by way of an issuance of bonus shares that occurred pursuant to a resolution of our board of directors dated September 14, 2021.